SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                Schedule 13G

                  Under the Securities Exchange Act of 1934


                           AmeriGas Partners, L.P.
   ----------------------------------------------------------------------
                              (Name of Issuer)

                                Common Units
   ----------------------------------------------------------------------
                       (Title of Class of Securities)

                                 030975 10 6
   ----------------------------------------------------------------------
                               (CUSIP Number)

                               August 21, 2001
   ----------------------------------------------------------------------
            Date of Event Which Requires Filing of this Statement

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]  Rule 13d-1(b)
        [X]  Rule 13d-1(c)
        [ ]  Rule 13d-1(d)

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







   CUSIP NO. 030975 10 6


   ----------------------------------------------------------------------
   (1)  Names of Reporting Persons I.R.S. Identification Nos. of Above
        Persons (entities only):   . . . . . . . . . . . . . . . . .

        NiSource Inc.
        I.R.S.Employer Identification No. 35-2108964

   ----------------------------------------------------------------------
   (2)  Check the Appropriate Box if a Member of a Group (See
        Instructions)
        (a)  [ ]
        (b)  [X]

   ----------------------------------------------------------------------
   (3)  SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . .

   ----------------------------------------------------------------------

   (4)  Citizenship or Place of Organization:  . . . . . . . . . Delaware

   ----------------------------------------------------------------------
   Number of Shares Beneficially Owned by Each Reporting Person with:

        (5)  Sole Voting Power . . . . . . . . . . . . . . . .  2,356,953

        (6)  Shared Voting Power . . . . . . . . . . . . . . . . . . None

        (7)  Sole Dispositive Power  . . . . . . . . . . . . .  2,356,953

        (8)  Shared Dispositive Power  . . . . . . . . . . . . . . . None

   ----------------------------------------------------------------------
   (9)  Aggregate Amount Beneficially Owned by
        Each Reporting Person: . . . . . . . . . . . . . . . .  2,356,953

   ----------------------------------------------------------------------
   (10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)

        Not Applicable.

   ----------------------------------------------------------------------
   (11) Percent of Class Represented by Amount in Row 9  . . . . . . 6.4%

   ----------------------------------------------------------------------
   (12) Type of Reporting Person (See Instructions). . . . . . . . . . CO




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   CUSIP NO. 030975 10 6


   ----------------------------------------------------------------------
   (1)  Names of Reporting Persons I.R.S. Identification Nos. of Above
        Persons (entities only)  . . . . . . . . . . . . . . . . . . . .

        Columbia Energy Group
        I.R.S.Employer Identification No. 13-1594808

   ----------------------------------------------------------------------
   (2)  Check the Appropriate Box if a Member of a Group (See
        Instructions)
        (a)  [ ]
        (b)  [X]

   ----------------------------------------------------------------------
   (3)  SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . .

   ----------------------------------------------------------------------
   (4)  Citizenship or Place of Organization:  . . . . . . . . . Delaware

   ----------------------------------------------------------------------
   -
   Number of Shares Beneficially Owned by Each Reporting Person with:

        (5)  Sole Voting Power . . . . . . . . . . . . . . . .  2,356,953

        (6)  Shared Voting Power . . . . . . . . . . . . . . . . . . None

        (7)  Sole Dispositive Power  . . . . . . . . . . . . .  2,356,953

        (8)  Shared Dispositive Power  . . . . . . . . . . . . . . . None

   ----------------------------------------------------------------------
   (9)  Aggregate Amount Beneficially Owned by
        Each Reporting Person: . . . . . . . . . . . . . . . .  2,356,953

   ----------------------------------------------------------------------
   (10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)

        Not Applicable.

   ----------------------------------------------------------------------
   (11) Percent of Class Represented by Amount in Row 9  . . . . . . 6.4%

   ----------------------------------------------------------------------
   (12) Type of Reporting Person (See Instructions). . . . . . . . . . CO




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                                SCHEDULE 13G

   Item 1(a) Name of Issuer:

        AmeriGas Partners, L.P.

   Item 1(b) Address of Issuer's Principal Executive Offices:

        460 North Gulph Road
        King of Prussia, PA 19406

   Item 2(a) Name of Person(s) Filing:

        1.   NiSource Inc.
        2.   Columbia Energy Group

   Item 2(b) Address of Principal Business Office:

        The principal business office of both NiSource Inc. and Columbia Energy Group is located at:

        801 East 86th Street
        Merrillville, Indiana 46410

   Item 2(c) Citizenship:

        Both NiSource Inc. and Columbia Energy Group are Delaware corporations.

   Item 2(d) Title of Class of Securities:

        AmeriGas Partners, L.P.
        Common Units (representing limited partnership interests)

   Item 2(e) CUSIP Number:

        030975 10 6

   Item 3    Check whether the person filing is a:

        None are applicable.

   Item 4    Ownership.

        NiSource Inc. is the indirect beneficial owner of 2,356,953 Common Units of AmeriGas Partners, L.P., as a result of its ownership and control of its direct, wholly-owned subsidiary, Columbia Energy Group. Columbia Energy Group is the holder of record and beneficial owner of all 2,356,953 Common Units covered by this filing. The information set forth under Items 5 through 8 on the cover pages for each of the reporting persons is incorporated by reference under this Item.

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   Item 5    Ownership of Five Percent or Less of a Class.

        Not Applicable.

   Item 6    Ownership of More Than Five Percent on Behalf of Another
             Person.

        No persons or entities other than NiSource Inc. or Columbia Energy Group have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units covered by this filing.

   Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        Not Applicable.

   Item 8    Identification and Classification of Members of the Group.

        Not Applicable.

   Item 9    Notice of Dissolution of Group.

        Not Applicable.

   Item 10  Certification.

        By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


















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   Signatures.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      NISOURCE INC.


   Dated:    October 11, 2001         By:/s/ Michael W. O'Donnell
                                         -------------------------------
                                           Michael W. O'Donnell
                                           Executive Vice President and
                                            Chief Financial Officer


                                      COLUMBIA ENERGY GROUP



   Dated:    October 11, 2001         By:/s/ Michael W. O'Donnell
                                         -------------------------------
                                           Michael W. O'Donnell
                                           President




























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